Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

The following communication was made available by a post on Kindred Healthcare’s blog:

Blog Post:

Kindred and Gentiva Reach Definitive Agreement

This combination will help transform the American healthcare delivery system by providing patient-centered, coordinated care at home and across the continuum of care.

The combination of Kindred and Gentiva will further enhance Kindred’s industry leading position as the Nation’s premier post-acute and rehabilitation services provider and make Kindred at Home the largest and most geographically diversified home health and hospice organization in the United States.

Scroll through the slides below to read more.

Kindred & ®GENTIVA®
Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Preferred by Consumers and Payors
October 9, 2014
Combination Will Help Transform the American Healthcare Delivery System by Providing Patient-Centered, Coordinated Care at Home and Across the Continuum of Care The combination of Kindred and Gentiva will further enhance Kindred’s industry leading position as the Nation’s premier post-acute and rehabilitation services provider and make Kindred at Home the largest and most geographically diversified Home Health and Hospice organization in the United States.
The Combined Company Will: Serve more than one million patients per year Operate in 47 states in over 2,800 locations
Employ more than
109,000 teammates Making it the 4th largest healthcare employer in the U.S.
Overlap in 20 of 23 current and targeted Kindred Integrated Care Markets

Strategic Benefits of the Combination Continue The Care: As the U.S. population ages, demand for patient-centered healthcare is growing rapidly – and Kindred is pioneering an integrated approach to address this demand – implementing a better model to improve clinical outcomes and patient safety, smooth care transitions and lower costs. Kindred’s “Continue The Care” strategy delivers the services that patients need across the full spectrum of care, from transitional inpatient hospitalization, to post-acute rehab and skilled nursing services, to home health and hospice care.
Care Managers to Smooth Transitions
Physician Coverage Across Sites of Care
Information Sharing and IT Connectivity
PATIENT-CENTERED CARE MANAGEMENT
APPROACH
Mechanisms to Make Patient Care Placement Decisions
Condition- Specific Clinical Programs, Pathways and Outcome Measures
Transitional
Care Hospitals
Inpatient Rehabilitation
Subacute Units
Nursing and Rehabilitation Centers
Assisted Living
Outpatient
Rehabilitation
Home Health Care
Hospice
Personal Home Care Assistance
Lower
Patient Acuity
Higher The merger of Kindred and Gentiva accelerates the development of this integrated approach to patient care, creating significant value for both companies’ patients, employees and shareholders.

Kindred with Gentiva Creates Multiple Platforms for Care Coordination and Growth Building on Kindred’s industry leadership, the combined company will advance Kindred’s leadership in integrated post-acute care, including long-term acute care, rehabilitation, skilled nursing, home health and hospice care. Kindred Hospitals Kindred at Home RehabCare Kindred Nursing and Rehabilitation

#1 Operator of Transitional Care Hospitals(1)	#1 Operator of Home Health and Hospice(1)	#1 Operator of Rehabilitation Services(1)	#8 Operator of Skilled Nursing Facilities (1)
$2.5 billion Revenues(3)	$2.2 billion Pro Forma Revenues(5)	$1.3 billion Revenues(3)	$1.1 billion Revenues(3)
•97 Transitional Care Hospitals(4) •7,145 licensed beds(4) •5 Inpatient Rehabilitation Hospitals with 215 licensed beds(4)	•697 sites of service in 41 states •151 in Kindred’s Integrated Care Markets •44,500 caregivers serving 126,100 patients on a daily basis	•2,237 sites of service served through 23,058 therapists(4) •Including 104 hospital-based acute rehabilitation units(4)	•47 Transitional Care
Centers (Sub-Acute
facilities licensed as
SNFs)(4)
•12 Hospital-Based
Sub-Acute Units(4)
•13 Nursing and
Rehabilitation
Centers (with
Transitional Care Units)(4)
•38 Skilled Nursing
Centers (Traditional
SNFs) (4)
*Combined with Gentiva

(1) Ranking based on revenues.
(2) Ranking from Provider magazine June 20, 2014 issue.
(3) Revenues for the twelve months ended June 30, 2014 (divisional revenues before intercompany eliminations).
(4) As of June 30, 2014.
(5)Includes Kindred at Home annualized revenues for the three months ended June 30, 2014 and from 2014 current average analyst consensus estimates for Gentiva.

Financial Benefits of the Combination
Pro forma annual revenues of approximately $7.1 billion(1)
and Operating Income of $1.0 billion(1)
Pro Forma Revenue/ Business Mix(2)
Forward-Looking Statements This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K. Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.
Participants in Solicitation Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. (1) Pro forma revenues and Operating Income (EBITDAR) were computed by combining the midpoint of 2014 guidance for Kindred as provided on August 6, 2014 (a reconciliation is provided in Kindred’s October 9, 2014 press release available on its website at www.kindredhealthcare.com) and 2014 current average analyst consensus estimates for Gentiva. In addition, pro forma EBITDAR includes full run rate expected cost synergies of $70 million, and estimated annualized rent expense of $41 million based on Gentiva’s second quarter of 2014. EBITDAR is defined as earnings before interest, income taxes, depreciation, amortization and rent.
(2) Gentiva platform consolidates into Kindred at Home.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on the Company’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on the Company’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between the Company and Gentiva. In connection with the proposed merger, Gentiva and the Company intend to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about the Company and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as the Company’s other public filings with the SEC, may be obtained without charge at the Company’s website at www.kindredhealthcare.com.

Participants in Solicitation

The Company and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.